SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2015

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated November 27, 2015	A-1

2.1	Announcement, dated November 27, 2015	B-1

3.1	Terms of Reference of the Audit Committee	C-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: November 30, 2015	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

ACQUISITION OF THE TARGET ASSETS AND BUSINESSES FROM CHINA TIETONG TELECOMMUNICATIONS CORPORATION

Financial Adviser to China Mobile Limited

THE ACQUISITION

On 27 November 2015, CM TieTong (a wholly-owned subsidiary of the Company) entered into the Acquisition Agreement with TieTong (a wholly-owned subsidiary of CMCC), under which CM TieTong has agreed to acquire, and TieTong has agreed to sell, the Target Assets and Businesses. The Consideration for the Acquisition is RMB31.88 billion (equivalent to approximately HK$38.67 billion) and is subject to the Price Adjustment Mechanism described in the Acquisition Agreement. In addition, CM TieTong will also assume Net Debt of approximately RMB2.34 billion (equivalent to approximately HK$2.84 billion). The Price Adjustment Amount will not exceed RMB1 billion (equivalent to approximately HK$1.21 billion). The final consideration will not exceed RMB32.88 billion (equivalent to approximately HK$39.88 billion). The Consideration will be paid by CM TieTong to TieTong on the Completion Date. The Price Adjustment Amount will be paid by CM TieTong to TieTong within 15 working days after the independent auditor has submitted the audit report in relation to the Target Assets and Businesses as at the Completion Date. The payment of the Consideration and the Price Adjustment Amount will be funded by the Group’s internal resources.

LISTING RULES IMPLICATIONS

TieTong is currently a wholly-owned subsidiary of CMCC, the ultimate controlling shareholder of the Company. Thereby, TieTong is a connected person of the Company pursuant to Rule 14A.07 of the Listing Rules. Therefore, the entering into the Acquisition Agreement by CM TieTong and the Acquisition itself constitute a connected transaction for the Company under Chapter 14A of the Listing Rules. As at least one relevant percentage ratio applicable to the Acquisition is or exceeds 0.1% but is less than 5%, the Acquisition is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

WARNING: The completion of the Acquisition is subject to the satisfaction (or, if applicable, waiver) of certain conditions set forth in the section headed “Conditions Precedent” in this announcement, and hence the completion of the Acquisition may or may not happen. Shareholders, holders of ADSs and potential investors of the Company should therefore exercise caution when dealing in the Shares, ADSs or other securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

INTRODUCTION

On 27 November 2015, CM TieTong (a wholly-owned subsidiary of the Company) entered into the Acquisition Agreement with TieTong (a wholly-owned subsidiary of CMCC), under which CM TieTong has agreed to acquire, and TieTong has agreed to sell, the Target Assets and Businesses.

THE ACQUISITION AGREEMENT

Date

27 November 2015

Parties

Seller:	TieTong

Purchaser:	CM TieTong

Subject of the Acquisition

Pursuant to the Acquisition Agreement, CM TieTong has agreed to acquire, and TieTong has agreed to sell, the Target Assets and Businesses. TieTong is a wholly-owned subsidiary of CMCC with thirty-one branches in all thirty-one provinces, autonomous regions and directly-administered municipalities and has engaged in fixed-line telecommunications operations. TieTong has an extensive nationwide backbone network, metro fibre, IPv4 addresses, and real property interests and land assets in thirty-one provinces, autonomous regions and directly-administered municipalities. It also has over 10 million fixed broadband and fixed line customers respectively as well as employees with substantial experience within the fixed line industry. Please refer to the section titled “FURTHER INFORMATION ON THE TARGET ASSETS AND BUSINESSES” in this announcement for further details.

Consideration, Consideration Payment Terms and Assumption of Net Debt

The consideration for the Acquisition is RMB31.88 billion (equivalent to approximately HK$38.67 billion) (the “Consideration”) and is subject to the Price Adjustment Mechanism described in the Acquisition Agreement. In addition, CM TieTong will also assume Net Debt of approximately RMB2.34 billion (equivalent to approximately HK$2.84 billion).

The Consideration and the Price Adjustment Mechanism were arrived at after arm’s length negotiations between the parties and are on normal commercial terms, with reference to various factors including, but not limited to, a valuation range determined using a number of generally accepted industry valuation methodologies and conventions, the audited value of the Target Assets and Businesses, the appraised value of the Target Assets and Businesses (based on a report produced by an independent appraiser commissioned by TieTong), the potential synergies as a result of the Acquisition, the prevailing business conditions and growth prospects of the Target Assets and Businesses, standard commercial terms, and other considerations such as those that arise during the normal course of negotiations.

The Consideration will be adjusted in accordance with the Price Adjustment Mechanism. The adjustment to the Consideration is primarily driven by the impact of the changes in working capital, capital expenditure, depreciation and liabilities etc. of the Target Assets and Businesses on its audited book value of the net assets during the Relevant Period. CM TieTong and TieTong agreed that the Price Adjustment Amount will not exceed RMB1 billion (equivalent to approximately HK$1.21 billion). The final consideration will not exceed RMB32.88 billion (equivalent to approximately HK$39.88 billion).

The Consideration will be paid by CM TieTong to TieTong on the Completion Date. The Price Adjustment Amount will be paid by CM TieTong to TieTong within 15 working days after the independent auditor has submitted the audit report in relation to the Target Assets and Businesses as at the Completion Date. The payment of the Consideration and the Price Adjustment Amount will be funded by the Group’s internal resources.

Conditions Precedent

The completion of the Acquisition is subject to the satisfaction of the following conditions:

(1)	the Acquisition Agreement becoming effective;

(2)	all the representations and warranties provided by TieTong pursuant to the Acquisition Agreement on the date of the Acquisition Agreement remain true, accurate, intact and in all material respects do not mislead, be deceptive or have omissions as at the Completion Date;

(3)	TieTong has performed and complied with all of the obligations, agreements and conditions which it had agreed to perform or comply with prior to the Completion Date under the Acquisition Agreement;

(4)	there has been no material adverse change with respect to the condition of the Target Assets and Businesses;

(5)	the transactions contemplated under the Acquisition Agreement have been approved by the board of directors and shareholders of TieTong in accordance with the constitutional documents of TieTong and all applicable laws and regulations;

(6)	the transactions contemplated under the Acquisition Agreement have been approved by the board of directors and shareholders of CM TieTong in accordance with the constitutional documents of CM TieTong and all applicable laws and regulations; and the Company has obtained the necessary approvals in respect of the transactions contemplated under the Acquisition Agreement pursuant to its constitutional documents, all applicable laws and regulations and the Listing Rules; and

(7)	the necessary approvals, permits or authorisations from government authorities in relation to the Acquisition have been obtained.

CM TieTong and TieTong have agreed to use their reasonable endeavors to fulfil all of the above conditions as soon as practicable before 31 December 2015. If any of the above conditions have not been fulfilled before 31 December 2015, CM TieTong and TieTong may (subject to practical feasibility) agree in writing to (a) agree to proceed with the completion on another date, or (b) waive the satisfaction of such condition(s). Any conditions being waived pursuant to the Acquisition Agreement shall be regarded as being fulfilled.

Completion

Subject to the satisfaction (or, if applicable, the waiver) of the conditions set out above, the completion of the Acquisition is expected to take place on 31 December 2015. In the event that any of the conditions as set out above are not satisfied (or, if applicable, waived) before 31 December 2015, CM TieTong and TieTong shall negotiate in good faith and agree on another Completion Date.

From the Completion Date onwards, CM TieTong will become the lawful owner of the Target Assets and Businesses. Unless agreed otherwise between the parties, TieTong shall be entitled to all rights and interests and be responsible for all obligations and liabilities of the Target Assets and Businesses accrued before the Completion Date and all rights, interests, obligations and liabilities of the Target Assets and Businesses accrued after the Completion Date shall rest with CM TieTong.

Within 90 days from the Completion Date, the parties shall complete the transfer of the Target Assets and Businesses in accordance with the completion proposal agreed between the parties. The Target Assets and Businesses shall be transferred by TieTong to CM TieTong or its designated transferee(s) in accordance with the agreed completion proposal.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Board believes that the Acquisition would be beneficial to the Group’s development due to the following reasons:

(1)	the Acquisition will be important in facilitating and accelerating the transformation of the Company into a fully integrated fixed-mobile operator in order to enhance the competitive strength to better compete against integrated peers in the data heavy and bundled services age;

(2)	it will enable the Company to obtain a fixed broadband license and provide an opportunity for the Company to grasp the opportunities in the fixed broadband market, accelerate the growth potential of the smart home and benefit from the expected growth of the PRC fixed broadband market;

(3)	it is expected to expand the Company’s customer base rapidly, enabling the provision of bundled services to reduce churn rates as well as improve user loyalty and revenue;

(4)	it will provide the Company immediate scale through complementary network assets (extensive metro fibre network, backbone network and IPv4 addresses etc.) to increase the Company’s fixed network capacity, coverage and efficiency through an integrated network;

(5)	through the Acquisition, the Company will obtain employees with extensive experience and expertise in the management and maintenance of fixed networks; and

(6)	overall, the Acquisition will greatly reduce the continuing connected transactions between the Company and CMCC (via TieTong) and simplify its management and operating structure. Please refer to the announcement entitled “Changes to Continuing Connected Transactions” published by the Company on 27 November 2015 for further details.

FURTHER INFORMATION ON THE TARGET ASSETS AND BUSINESSES

The predecessor of TieTong is Railway Communications and Information Limited Liability Co. , a state-owned large scale basic telecommunications operator founded in December 2000. In 2008, TieTong merged into CMCC and became a wholly-owned subsidiary of CMCC which operates relatively independently with thirty-one branches in all thirty-one provinces, autonomous regions and directly-administered municipalities.

Pursuant to the terms of the Acquisition Agreement, CM TieTong shall acquire from TieTong certain assets, businesses and related liabilities as well as its related employees. The assets and businesses to be acquired include approximately 99,000 cable kilometres of nationwide backbone network, approximately 1,822,000 cable kilometres of metro fibre, approximately 24.71 million IPv4 addresses, 1,814 real property and 685 land assets, approximately 11.98 million fixed broadband customers and approximately 18.29 million fixed line customers (including 13.88 million traditional fixed line customers). In addition, TieTong had approximately 47,000 employees with substantial experience within the fixed line industry. Certain assets of TieTong which are not in compliance with the relevant regulations (e.g. land and properties with unclean titles) will not be acquired and will instead be leased in the future by the Group if and when needed. As such, adjustments will be made in respect of the transactions between the Group and CMCC and its subsidiaries contemplated under the 2014-2016 Property Leasing Agreement. As at the Valuation Date, in relation to the Target Assets and Businesses to be acquired by CM TieTong, the book value of the total assets was approximately RMB53.10 billion (equivalent to approximately HK$64.41 billion), comprising total liabilities of approximately RMB23.14 billion (equivalent to approximately HK$28.07 billion), of which net debts amounted to approximately RMB2.34 billion (equivalent to approximately HK$2.84 billion) and net assets of approximately RMB29.96 billion (equivalent to approximately HK$36.34 billion).

The following table sets out certain historical financial information of the Target Assets and Businesses.

	For the year ended		For the year ended		For the five months ended
	31 December 2013		31 December 2014 (Note 3)		31 May 2015
	RMB Million	HK$ Million Equivalent	RMB Million	HK$ Million Equivalent	RMB Million	HK$ Million Equivalent

Revenue (Note 1)	21,331	25,873	23,343	28,314	9,344	11,334
Profit/(Loss) before taxation (Note 1)	(4,735)	(5,743)	28	34	37	45
Net profit/(Loss) after taxation (Note 1)	(4,748)	(5,759)	10	12	33	40

Net assets as at the Valuation Date					29,959	36,339

EBITDA (Note 2)	5,890	7,144	7,034	8,532	3,130	3,797

Notes:

1.	Such financial information is prepared in accordance with China Accounting Standards for Business Enterprises (2006).
2.	The Company defines EBITDA as profit for the period before taxation, associates’ shares of profits, finance costs, interest income, non-operating income (net), depreciation and amortization of other assets, impairment loss of assets.
3.	From 1 June 2014 onwards, TieTong’s telecommunications businesses in the PRC shifted from a business tax regime to a value-added tax regime and such businesses are subject to value-added tax. Prior to this, the relevant telecommunications businesses were subjected to business tax. The change in the tax regime has certain adverse impacts on the revenues and profits for 2014 and 2015.

LISTING RULES IMPLICATIONS

TieTong is currently a wholly-owned subsidiary of CMCC, the ultimate controlling shareholder of the Company. Thereby, TieTong is a connected person of the Company pursuant to Rule 14A.07 of the Listing Rules. Therefore, the entering into the Acquisition Agreement by CM TieTong and the Acquisition itself constitute a connected transaction for the Company under Chapter 14A of the Listing Rules. As at least one relevant percentage ratio applicable to the Acquisition is or exceeds 0.1% but is less than 5%, the Acquisition is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As all the executive Directors also hold executive positions at CMCC, all the executive Directors have therefore voluntarily abstained from voting on the board resolution approving the transactions under the Acquisition Agreement.

The Board (including the independent non-executive Directors) is of the view that the Acquisition Agreement was reached after arm’s length negotiations among the parties thereto, reflects normal commercial terms and that the terms of the transactions thereunder and the final Consideration payable by CM TieTong in relation to the Acquisition are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

GENERAL INFORMATION

TieTong is a wholly-owned subsidiary of CMCC and has engaged in fixed-line telecommunications operations. CMCC is a state-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company holding indirectly approximately 72.7% of the total issued and outstanding share capital of the Company. Through the Group, CMCC is the leading provider of mobile telecommunications services in the PRC.

CM TieTong is a wholly-owned subsidiary established by the Company for the purpose of the Acquisition. The Group is the leading provider of mobile telecommunications services in the PRC, and operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China as well as Hong Kong. The Company is an investment holding company.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB0.82444 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

WARNING: The completion of the Acquisition is subject to the satisfaction (or, if applicable, waiver) of certain conditions set forth in the section headed “Conditions Precedent” in this announcement, and hence the completion of the Acquisition may or may not happen. Shareholders, holders of ADSs and potential investors of the Company should therefore exercise caution when dealing in the Shares, ADSs or other securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2014–2016 Property Leasing Agreement”	the 2014–2016 property leasing and management services agreement dated 15 August 2013 and entered into between the Company and CMCC

“Acquisition”	the acquisition by CM TieTong of the Target Assets and Businesses from TieTong

“Acquisition Agreement”	the agreement dated 27 November 2015 entered into between CM TieTong and TieTong pursuant to which CM TieTong has agreed to acquire, and TieTong has agreed to sell, the Target Assets and Businesses

“ADSs”	the Company’s American Depositary Shares which are issued by traded on the New York Stock Exchange

“Board”	the Board of Directors of the Company

“CM TieTong”	China Mobile TieTong Company Limited* , a company established under the laws of the PRC and a wholly-owned subsidiary of the Company

“CMCC”	China Mobile Communications Corporation , a state-owned enterprise established under the laws of the PRC and the ultimate controlling shareholder of the Company

“Company”	China Mobile Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange and ADSs are listed on the New York Stock Exchange

“Completion Date”	31 December 2015 or such other date as agreed between CM TieTong and TieTong

“connected person”	has the meaning ascribed to such term in the Listing Rules

“Consideration”	has the meaning ascribed to such term in the section headed “Consideration, Consideration Payment Terms and Assumption of Net Debt” in this announcement

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Net Debt”	the net debt associated with the Target Assets and Businesses as at the Valuation Date

“percentage ratio”	has the meaning ascribed to such term in Chapter 14 of the Listing Rules

“PRC” or “China”	the People’s Republic of China (for the purpose of this announcement only, which excludes Hong Kong, the Macau Special Administration Region and Taiwan)

“Price Adjustment Amount”	the amount of adjustment to the Consideration calculated by the Price Adjustment Mechanism. Pursuant to the Acquisition Agreement, such amount will not be more than RMB1 billion (equivalent to approximately HK$1.21 billion)

“Price Adjustment Mechanism”	the mechanism adopted by the parties to the Acquisition Agreement to adjust the Consideration pursuant to the terms of the Acquisition Agreement

“Relevant Period”	the period commencing on the Valuation Date and ending on the Completion Date

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	holders of the Shares

“Shares”	ordinary shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Target Assets and Businesses”	certain assets, businesses and related liabilities and employees of TieTong. Please refer to the section headed “FURTHER INFORMATION ON THE TARGET ASSETS AND BUSINESSES” in this announcement for further details

“TieTong”	China TieTong Telecommunications Corporation, a company established under the laws of the PRC and a wholly-owned subsidiary of CMCC

“Valuation Date”	31 May 2015

“%”	per cent

*	for identification purposes only

By Order of the Board China Mobile Limited Shang Bing Chairman

Hong Kong, 27 November 2015

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHANGES TO CONTINUING CONNECTED TRANSACTIONS

CHANGES TO CONTINUING CONNECTED TRANSACTIONS

Reference is made to the CCT Announcements of the Company dated 15 August 2013 and 21 August 2015 and the announcement entitled “Acquisition of the Target Assets and Businesses from China Tietong Telecommunications Corporation” published by the Company on 27 November 2015.

Assuming the completion of the Acquisition takes place on 31 December 2015, the Company expects the continuing connected transactions will be adjusted as follows upon completion of the Acquisition:

(1)	(i) the existing annual cap for telecommunications service charges payable by the Group to CMCC and its subsidiaries under the 2014–2016 Telecommunications Services Agreement for the year ending 31 December 2016, being RMB9,000 million (equivalent to approximately HK$10,917 million), will be reduced to such transaction amount which is below the de minimis level pursuant to Rule 14A.76 of the Listing Rules; and (ii) the existing annual cap for telecommunications service charges receivable by the Group from CMCC and its subsidiaries under the 2014– 2016 Telecommunications Services Agreement for the year ending 31 December 2016, being RMB2,200 million (equivalent to approximately HK$2,668 million), will be reduced to RMB1,800 million (equivalent to approximately HK$2,183 million);

(2)	the existing annual cap for the charges payable by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement (as renewed) for the year ending 31 December 2016, being RMB14,000 million (equivalent to approximately HK$16,981 million), will be reduced to RMB5,500 million (equivalent to approximately HK$6,671 million);

(3)	the existing annual cap for the charges payable by the Company to CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement (as renewed) for the year ending 31 December 2016, being RMB7,500 million (equivalent to approximately HK$9,097 million) and the existing annual cap for the charges receivable by the Company from CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement (as renewed) for the year ending 31 December 2016, being RMB1,700 million (equivalent to approximately HK$2,062 million) will each be reduced to such transaction amount which is below the de minimis level pursuant to Rule 14A.76 of the Listing Rules;

(4)	all the transactions between the Group, CMCC and TieTong pursuant to the Tripartite Agreement will no longer constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules upon completion of the Acquisition; and

(5)	the Board concluded on 27 November 2015 that subject to the completion of the Acquisition, the annual cap for the year ending 31 December 2016 in respect of the rental and property management service charges payable by the Company to CMCC and its subsidiaries under the 2014-2016 Property Leasing Agreement will not be sufficient and decided that the annual cap for the year ending 31 December 2016, being RMB2,400 million (equivalent to approximately HK$2,911 million), shall increase to RMB2,800 million (equivalent to approximately HK$3,396 million).

LISTING RULES IMPLICATIONS

TieTong is currently a wholly-owned subsidiary of CMCC and CMCC is the ultimate controlling shareholder of the Company. Thereby, each of CMCC and TieTong is a connected person of the Company pursuant to Rule 14A.07 of the Listing Rules. As such, the transactions contemplated under each of the 2014–2016 Telecommunications Services Agreement, the Network Assets Leasing Agreement (as renewed), the Telecommunications Services Cooperation Agreement (as renewed), the Tripartite Agreement (as renewed) and the 2014–2016 Property Leasing Agreement constitute continuing connected transactions for the Company under Chapter 14A.25 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual cap (as adjusted) for the amount payable by the Company under the 2014–2016 Property Leasing Agreement is, on an annual basis, above 0.1% but below 5%, the transactions contemplated thereunder is classified as a continuing connected transaction under Rule 14A.76(2) of the Listing Rules and is only subject to the reporting, annual review and announcement requirements set out in the Listing Rules but is exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the 2014–2016 Property Leasing Agreement will be included in the annual report and accounts of the Company in accordance with Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules.

CHANGES TO CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcements (collectively, the “CCT Announcements”) of the Company dated 15 August 2013 and 21 August 2015 in relation to the 2014–2016 Telecommunications Services Agreement, the Network Assets Leasing Agreement, the Telecommunications Services Cooperation Agreement, the Tripartite Agreement and the 2014–2016 Property Leasing Agreement and the announcement published by the Company on 27 November 2015 in relation to the Acquisition.

Assuming the completion of the Acquisition takes place on 31 December 2015, the Company expects the continuing connected transactions will be adjusted as follows upon completion of the Acquisition:

(1)	Reduction in annual caps for continuing connected transactions in respect of the 2014–2016 Telecommunications Services Agreement, the Network Assets Leasing Agreement and the Telecommunications Services Cooperation Agreement

(a)	2014–2016 Telecommunications Services Agreement

On 15 August 2013, the Company entered into the 2014–2016 Telecommunications Services Agreement with CMCC. The 2014–2016 Telecommunications Services Agreement is for a term of three years commencing on 1 January 2014. The principal terms of the 2014–2016 Telecommunications Services Agreement have been previously disclosed in the CCT Announcements. As disclosed in the CCT Announcements, (i) the annual cap for the telecommunications service charges payable by the Group to CMCC and its subsidiaries under the 2014–2016 Telecommunications Services Agreement for the year ending 31 December 2016 is RMB9,000 million (equivalent to approximately HK$10,917 million); and (ii) the annual cap for the telecommunications service charges receivable by the Group from CMCC and its subsidiaries under the 2014–2016 Telecommunications Services Agreement for the year ending 31 December 2016 is RMB2,200 million (equivalent to approximately HK$2,668 million). Assuming the completion of the Acquisition takes place on 31 December 2015, upon the completion of the Acquisition, as the business contracts and relevant transactions between the Company and TieTong (and its subsidiaries) as contemplated under the aforementioned telecommunications services agreement will be conducted by the Group, the amount of telecommunications service charges payable by the Group to CMCC and its subsidiaries and the amount of telecommunications service charges receivable by the Group from CMCC and its subsidiaries will decrease. The Company has assessed the actual transaction amounts incurred as of the date hereof and estimates that, upon completion of the Acquisition, (i) the existing annual cap for telecommunications service charges payable by the Group to CMCC and its subsidiaries under the 2014–2016 Telecommunications Services Agreement for the year ending 31 December 2016, being RMB9,000 million (equivalent to approximately HK$10,917 million), will be reduced to such transaction amount which is below the de minimis level pursuant to Rule 14A.76 of the Listing Rules; and (ii) the existing annual cap for telecommunications service charges receivable by the Group from CMCC and its subsidiaries under the 2014–2016 Telecommunications Services Agreement for the year ending 31 December 2016, being RMB2,200 million (equivalent to approximately HK$2,668 million), will be reduced to RMB1,800 million (equivalent to approximately HK$2,183 million).

(b)	Network Assets Leasing Agreement

On 18 August 2011, the Company entered into the Network Assets Leasing Agreement with CMCC. The initial term of the Network Assets Leasing Agreement expired on 31 December 2011, and pursuant to the terms thereof unless the parties agree otherwise, upon expiry of the term, the Network Assets Leasing Agreement shall automatically be renewed for further terms of one year. The Company and CMCC agreed to renew the Network Assets Leasing Agreement on 21 August 2015 for a term of one year commencing on 1 January 2016. The principal terms of the Network Assets Leasing Agreement have been previously disclosed in the CCT Announcements. As disclosed in the CCT Announcements, the annual cap for the leasing fees payable by the Company to CMCC and its subsidiaries under the Network Assets Leasing Agreement (as renewed) for the year ending 31 December 2016 is RMB14,000 million (equivalent to approximately HK$16,981 million). Assuming the completion of the Acquisition takes place on 31 December 2015, upon the completion of the Acquisition, since the network assets leased by the Company’s subsidiaries from TieTong and the related leasing arrangements will be transferred to the Group, the amount of leasing fees payable by the Group to CMCC and its subsidiaries will decrease significantly. The Company has assessed the actual transaction amounts incurred as of the date hereof and estimates that, upon completion of the Acquisition, the existing annual cap under the Network Assets Leasing Agreement (as renewed) for the year ending 31 December 2016, being RMB14,000 million (equivalent to approximately HK$16,981 million), will be reduced to RMB5,500 million (equivalent to approximately HK$6,671 million).

(c)	Telecommunications Services Cooperation Agreement

On 6 November 2009, the Company entered into the Telecommunications Services Cooperation Agreement with CMCC. The initial term of the Telecommunications Services Cooperation Agreement expired on 31 December 2010. The Telecommunications Services Cooperation Agreement provides that upon expiry of its term, the agreement may be renewed for further terms of one year automatically if the parties so wish. The Company and CMCC agreed to renew the Telecommunications Services Cooperation Agreement on 21 August 2015 for a term of one year commencing on 1 January 2016. The principal terms of the Telecommunications Services Cooperation Agreement have been previously disclosed in the CCT Announcements. As disclosed in the CCT Announcements, (i) the annual cap for the charges payable by the Company to CMCC and its subsidiaries for the services to be provided by CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement (as renewed) for the year ending 31 December 2016 is RMB7,500 million (equivalent to approximately HK$9,097 million); and (ii) the annual cap for the charges receivable by the Company from CMCC and its subsidiaries for the services to be provided to CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement (as renewed) for the year ending 31 December 2016 is RMB1,700 million (equivalent to approximately HK$2,062 million). Assuming the completion of the Acquisition takes place on 31 December 2015, upon completion of the Acquisition, as the business contracts and relevant transactions between the Company and TieTong (and its subsidiaries) as contemplated under the aforementioned telecommunications services cooperation agreement will be conducted by the Group, the amount of charges payable by the Company to CMCC and its subsidiaries and the amount of charges receivable by the Company from CMCC and its subsidiaries will decrease. The Company has assessed the actual transaction amounts incurred as of the date hereof and estimates that, upon completion of the Acquisition, the existing annual cap for the charges payable by the Company to CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement (as renewed) for the year ending 31 December 2016, being RMB7,500 million (equivalent to approximately HK$9,097 million) and the existing annual cap for the charges receivable by the Company from CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement (as renewed) for the year ending 31 December 2016, being RMB1,700 million (equivalent to approximately HK$2,062 million) will each be reduced to such transaction amount which is below the de minimis level pursuant to Rule 14A.76 of the Listing Rules.

(2)	Elimination of continuing connected transactions in respect of the Tripartite Agreement

On 13 November 2008, the Company entered into the Tripartite Agreement with CMCC and TieTong. The initial term of the Tripartite Agreement expired on 31 December 2009. The Tripartite Agreement provides that pursuant to the terms thereof unless the parties agree otherwise, upon expiry of its term, the Tripartite Agreement shall automatically be renewed for further terms of one year. The Company, CMCC and TieTong agreed to renew the Tripartite Agreement on 21 August 2015 for a term of one year commencing on 1 January 2016. The principal terms of the Tripartite Agreement have been previously disclosed in the CCT Announcements. As disclosed in the CCT Announcements, the annual cap for the settlement charges payable by the Company to CMCC under the Tripartite Agreement (as renewed) for the year ending 31 December 2016 is RMB800 million (equivalent to approximately HK$970 million). Assuming the completion of the Acquisition takes place on 31 December 2015, upon the completion of the Acquisition, as the business contracts and relevant transactions between the Company, CMCC and TieTong as contemplated under the Tripartite Agreement will be conducted by the Group, the existing interconnection settlement arrangements pursuant to the Tripartite Agreement will no longer constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

(3)	Increase of annual cap for continuing connected transactions in respect of the 2014–2016 Property Leasing Agreement

On 15 August 2013, the Company entered into the 2014–2016 Property Leasing Agreement with CMCC. The 2014–2016 Property Leasing Agreement is for a term of three years commencing on 1 January 2014. The principal terms of the 2014–2016 Property Leasing Agreement have been previously disclosed in the CCT Announcements. As disclosed in the CCT Announcements, the annual cap for the rental and property management service charges payable by the Company to CMCC and its subsidiaries under the 2014–2016 Property Leasing Agreement for the year ending 31 December 2016 is RMB2,400 million (equivalent to approximately HK$2,911 million). Assuming the completion of the Acquisition takes place on 31 December 2015, upon the completion of the Acquisition, in order to maintain operations stability, CM TieTong (a wholly-owned subsidiary of the Company) and its subsidiaries will continue to lease, if and when necessary, the relevant properties and assets of TieTong which are not transferred pursuant to the Acquisition, therefore, the amount of rental and property management service charges payable by the Company to CMCC and its subsidiaries is expected to increase. Accordingly, the Board concluded on 27 November 2015 that subject to the completion of the Acquisition, the annual cap for the year ending 31 December 2016 in respect of the rental and property management service charges payable by the Company to CMCC and its subsidiaries will not be sufficient and decided that the annual cap for the year ending 31 December 2016 in respect of the 2014–2016 Property Leasing Agreement, being RMB2,400 million (equivalent to approximately HK$2,911 million), shall increase to RMB2,800 million (equivalent to approximately HK$3,396 million).

LISTING RULES IMPLICATIONS

TieTong is currently a wholly-owned subsidiary of CMCC and CMCC is the ultimate controlling shareholder of the Company. Thereby, each of CMCC and TieTong is a connected person of the Company pursuant to Rule 14A.07 of the Listing Rules. As such, the transactions contemplated under each of the 2014-2016 Telecommunications Services Agreement, the Network Assets Leasing Agreement (as renewed), the Telecommunications Services Cooperation Agreement (as renewed), the Tripartite Agreement (as renewed) and the 2014-2016 Property Leasing Agreement constitute continuing connected transactions for the Company under Chapter 14A.25 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual cap (as adjusted) for the amount payable by the Company under the 2014–2016 Property Leasing Agreement is, on an annual basis, above 0.1% but below 5%, the transactions contemplated thereunder is classified as a continuing connected transaction under Rule 14A.76(2) of the Listing Rules and is only subject to the reporting, annual review and announcement requirements set out in the Listing Rules but is exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the 2014–2016 Property Leasing Agreement will be included in the annual report and accounts of the Company in accordance with Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules.

As all the executive Directors also hold executive positions at CMCC, all the executive Directors have therefore voluntarily abstained from voting on the board resolution approving the adjustment of the annual cap for the year ending 31 December 2016 in respect of the 2014–2016 Property Leasing Agreement.

The Board (including the independent non-executive Directors) is of the view that the increase of annual cap in respect of the 2014–2016 Property Leasing Agreement for the year ending 31 December 2016, was reached after arm’s length negotiations among the parties thereto, reflect normal commercial terms, and that the terms of the transactions thereunder are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

GENERAL INFORMATION

TieTong is a wholly-owned subsidiary of CMCC and has engaged in fixed-line telecommunications operations. CMCC is a state-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company holding indirectly approximately 72.7% of the total issued and outstanding share capital of the Company. Through the Group, CMCC is the leading provider of mobile telecommunications services in the PRC.

The Group is the leading provider of mobile telecommunications services in the PRC, and operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China as well as Hong Kong. The Company is an investment holding company.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB0.82444 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2014–2016 Property Leasing Agreement”	the 2014–2016 property leasing and management services agreement dated 15 August 2013 and entered into between the Company and CMCC

“2014–2016 Telecommunications Services Agreement”	the 2014–2016 telecommunications services agreement dated 15 August 2013 and entered into between the Company and CMCC

“Acquisition”	the acquisition by CM TieTong of certain assets, businesses and related liabilities and employees of TieTong

“Board”	the Board of Directors of the Company

“CCT Announcements”	has the meaning ascribed to such term in the section headed “CHANGES TO CONTINUING CONNECTED TRANSACTIONS” in this announcement

“CM TieTong”	China Mobile TieTong Company Limited* , a company established under the laws of the PRC and a wholly-owned subsidiary of the Company

“CMCC”	China Mobile Communications Corporation , a state-owned enterprise established under the laws of the PRC and the ultimate controlling shareholder of the Company

“Company”	China Mobile Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange and American depositary shares are listed on the New York Stock Exchange

“connected person”	has the meaning ascribed to such term in the Listing Rules

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Network Assets Leasing Agreement”	the telecommunications network operation assets leasing agreement dated 18 August 2011 and entered into between the Company and CMCC, as renewed from time to time

“percentage ratio”	has the meaning ascribed to such term in Chapter 14 of the Listing Rules

“PRC” or “China”	the People’s Republic of China (for the purpose of this announcement only, which excludes Hong Kong, the Macau Special Administration Region and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	holders of the Shares

“Shares”	ordinary shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Telecommunications Services Cooperation Agreement”	the telecommunications services cooperation agreement dated 6 November 2009 and entered into between the Company and CMCC, as renewed from time to time

“TieTong”	China TieTong Telecommunications Corporation, a company established under the laws of the PRC and a wholly-owned subsidiary of CMCC

“Tripartite Agreement”	the tripartite agreement dated 13 November 2008 and entered into between the Company, CMCC and TieTong, as renewed from time to time

“%”	per cent

*	for identification purposes only

By Order of the Board China Mobile Limited Shang Bing Chairman

Hong Kong, 27 November 2015

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

Exhibit 3.1

China Mobile Limited

Audit Committee

Members:	Mr. Frank Wong Kwong Shing (Chairman)
Dr. Moses Cheng Mo Chi
Mr. Paul Chow Man Yiu

Terms of Reference

Members

1.	The Audit Committee shall be appointed by the board of directors from amongst the independent non-executive directors and shall comprise not less than three members. The quorum for meetings of the Audit Committee shall be two members.

2.	One of the members of the Audit Committee should have appropriate professional qualifications or accounting or related financial management expertise as required under Rule 3.10(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

3.	A former partner of the Company’s auditing firm shall be prohibited from acting as a member of the Audit Committee for a period of one year from the date of his ceasing to be a partner of the firm or to have any financial interest in the firm, whichever is the later.

4.	The chairman of the Audit Committee shall be appointed by the board of directors.

Secretary

5.	The company secretary shall be the secretary of the Audit Committee.

Attendance

6.	The chief financial officer, the head of internal audit and a representative of the external auditors shall normally attend meetings. Other members of the board of directors may also attend meetings of the Audit Committee.

Frequency of meetings

7.	The Audit Committee shall meet at least twice a year. The Audit Committee shall meet at least twice a year with the external auditors and at least one such meeting shall be held without any executive directors being present. The external auditors may request a meeting should they consider necessary.

Authorities

8.	The Audit Committee is authorised by the board of directors to investigate any activity within its terms of reference. It is also authorised to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Audit Committee.

9.	The Audit Committee is authorised by the board of directors to seek outside legal or other independent professional advice at the Company’s expense. If the Audit Committee considers necessary, it may also secure the attendance of any person with relevant experience and expertise at any meeting.

Duties

10.	The duties of the Audit Committee are:

a.	to be primarily responsible for making recommendations to the board of directors on the appointment, reappointment and removal of the external auditors, to approve the remuneration and terms of engagement of the external auditors, and to deal with any questions of resignation or dismissal of such auditors;

b.	to review and monitor the external auditors’ independence and objectivity and the effectiveness of the audit process in accordance with applicable standards. The Audit Committee should discuss with the auditors the nature and scope of the audit and reporting obligations before the audit commences. The Audit Committee should ensure co-ordination between auditing firms should more than one auditing firm be involved;

c.	to develop and implement policy on engaging external auditors to supply non-audit services. For this purpose, the Audit Committee should report to the board of directors, identifying and making recommendations on any matters where action or improvement is needed;

d.	to monitor integrity of financial statements of the Company and the Company’s annual report and accounts, interim report and, if prepared for publication, quarterly reports, and to review significant financial reporting judgments contained in them. In reviewing these reports before submission to the board of directors, the Audit Committee should focus particularly on:

•	any changes in accounting policies and practices;

•	major judgmental areas;

•	significant adjustments resulting from audit;

•	the going concern assumptions and any qualifications;

•	compliance with accounting standards; and

•	compliance with stock exchange rules and legal requirements.

In performing its duties set out in this paragraph, the Audit Committee should consider any significant or unusual items that are, or may need to be, reflected in such annual report and accounts, interim report and, if prepared for publication, quarterly reports, and should give due consideration to any matters that have been raised by the Company’s staff responsible for the accounting and financial reporting function, compliance officer or auditors. In addition, the Audit Committee members should liaise with the Company’s board of directors and senior management.

e.	to oversee the Company’s financial reporting system, risk management and internal control systems

•	to review the Company’s financial control, risk management and internal control systems;

•

to discuss the risk management and internal control systems with management to ensure that the management has performed its duty to have effective systems. The discussion should include the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company’s accounting and financial reporting function;

•	to consider major investigation findings on risk management and internal control matters as delegated by the board of directors or on its own initiative and management’s response to these findings;

•	to review the Company’s statement on internal control system (where such statement is included in the annual report) before submission to the board of directors;

•

where an internal audit function exists, to review the internal audit plan and ensure co-ordination between the internal and external auditors. The Audit Committee shall also ensure that the internal audit function is adequately resourced and has appropriate standing within the Company. The Audit Committee shall also review and monitor the effectiveness of the internal audit function;

•

the head of internal audit is directly accountable to the Audit Committee and the board of directors. The Audit Committee shall review the internal audit report and report to the board of directors and make recommendations;

•	to review the group’s financial and accounting policies and practices;

•

to review the external auditors’ management letter, any material queries raised by the auditors to the management about accounting records, financial accounts or systems of control and management’s response;

•	to ensure that the board of directors will provide a timely response to the issues raised in the external auditors’ management letter;

•

to review arrangements which employees of the Company can use, in confidence, to raise concerns about possible improprieties in financial reporting, internal control or other matters. The Audit Committee shall carry out fair and independent investigation and appropriate follow-up action in relation to such matters;

•	to act as the key representative body for overseeing the Company’s relations with the external auditors; and

•

the Audit Committee shall establish a whistleblowing policy and system for employees and those who deal with the Company to raise concerns, in confidence, with the Audit Committee about possible improprieties in any matter related to the Company;

f.	to report regularly to the board of directors on the matters set out in these terms of reference, including its decisions and recommendations; and

g.	to consider other topics as defined by the board of directors.

Minutes of meetings

11.	Minutes of meetings of the Audit Committee shall be kept by the secretary of the meeting (the company secretary). Draft and final versions of the minutes shall be sent to all members of the Audit Committee for their comment and record within a reasonable time after the meeting.

Performance review

12.	The Audit Committee shall review its performance annually with reference to the authorities and duties set out herein.

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